

Mail Stop 3561

September 29, 2008

Mr. Cheung Ming
President
Studio II Productions, Inc.
Unit 1306, 13/F, Tower 2, Ever Gain Plaza
No. 88 Container Port Road
Kwai Chung, N.T. Hong Kong

> **Re: Studio II Productions, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-K for the Transition Period Ended March 31, 2008**
> **Filed February 15, 2008 and May 15, 2008**
> **File No. 0-50000**

Dear Mr. Cheung Ming:

   We have completed our review of your Forms 10-KSB and 10-K and related filings and have no further comments at this time.

                             Sincerely,

                             William Thompson
                             Accounting Branch Chief